SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934

                        (Amendment No. 8)

              RESOURCE RECYCLING TECHNOLOGIES, INC.
                        (Name of Issuer)

                          COMMON STOCK
                         $1.00 PAR VALUE
                 (Title of Class of Securities)

                           760930-10-7
                         (CUSIP Number)

                            JWP INC.
               (Name of Persons Filing Statement)

                       Sheldon I. Cammaker
          Executive Vice President and General Counsel
                            JWP INC.
                     Six International Drive
                   Rye Brook, New York  10573
                         (914) 935-4000
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                        December 30, 1993
     (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement
 [ ].

                               SCHEDULE 13D



CUSIP No. 760930-10-7               Page 2 of 4 Pages



 1  NAME OF REPORTING PERSON
 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           JWP INC.


2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                         (a)|   |
                                         (b)|   |

3  SEC USE ONLY


4 SOURCE OF FUNDS*


5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS   2(d) OR 2(e)              |   |


6 CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware

NUMBER OF               7   SOLE VOTING POWER        None
SHARES
BENEFICIALLY            8   SHARED VOTING POWER
OWNED BY
EACH                    9   SOLE DISPOSITIVE POWER   None
REPORTING
PERSON                 10   SHARED DISPOSITIVE POWER
WITH


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 None


12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
 CERTAIN SHARES*                                    |    |


 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 0.00%

14  TYPE OF REPORTING PERSON*
        CO



                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 8 to Schedule 13D amends the Schedule 13D, dated October 18, 1993 (the "Schedule 13D"), filed by JWP INC., a Delaware corporation ("JWP"), with respect to its beneficial ownership of common stock, $1.00 par value ("Common Stock") of Resource Recycling Technologies, Inc., an Ohio corporation ("RRT").



Item 4.  Purpose of Transaction.

          On January 6, 1994, pursuant to a Stock Purchase
Agreement dated December 30, 1993 among JWP, RRT, Allen & Company
Incorporated and Paul Gould, JWP sold all of the 914,806 shares of RRT Common Stock beneficially owned by JWP for an aggregate purchase price of $2,299,884.75.


Item 6.  Contracts, Arrangements, Understandings or Relationships
 With Respect to Securities of the Issuer.

         See Item 4.

                           SIGNATURES



      After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Date:   January 6, 1994

                                        JWP INC.



                                  By: /s/ Sheldon I. Cammaker
                                  Name:   Sheldon I. Cammaker
                                        Title:  Executive Vice
                                         President and General
                                                Counsel